Exhibit 99.1

              FOCUS Enhancements, Inc. Names New President & Chief
                                Operating Officer


SUDBURY, MASS., May 5, 1997 - FOCUS Enhancements, Inc. (NASDAQ: FCSE, FCSEW) announced today that it has named Brett A. Moyer as President & Chief Operating Officer of the Company. Moyer brings over 10 years of strong experience in global sales, finance, and general management to FOCUS Enhancements from Zenith Electronics Corporation, where he was most recently the Vice President and General Manager of Zenith Commercial Products Division. As head of Zenith's Commercial Products Division, Mr. Moyer had full P&L responsibilities and directed its sales and marketing activities of television and projection systems products for the education, hospitality, healthcare, and professional markets.

Moyer has also served as Vice President of Sales Planning and Operations at Zenith where he was responsible for forecasting, customer service, distribution, MIS, and regional credit operations for the billion dollar company. He has also held management positions in Corporate Profit Planning where he directed Zenith's planning activities including budgeting, P&L forecasting, capital expenditures, and cash flow.

"We are very pleased to add Brett to our senior management team," said Thomas L. Massie, Chairman and Chief Executive Officer of FOCUS. "His strong management experience in all areas of sales, operations, and finance will be a powerful asset that will help drive FOCUS Enhancements' corporate initiatives and take FOCUS profitably into the 21st century. Brett's exceptional planning and executing abilities will help grow our lines of business, and will be instrumental in executing the Company's PC-to-TV convergence strategy over the next several years."

"FOCUS has a key strategic position in the PC-to-TV convergence market with its proprietary video conversion technology," said Mr. Moyer." "The convergence market is heating up. There is a tremendous upside opportunity for FOCUS to grow its chip and technology licensing business and its consumer PC-to-TV products business globally. It is my goal to apply a global business perspective to the development and execution of an aggressive growth plan throughout the next several years."

Moyer's responsibilities as President & COO of FOCUS will include global sales, marketing, customer satisfaction, and OEM and licensing. In addition, the Company's operational, product manufacturing, quality assurance, and fulfillment responsibilities will fall under his direction.
Moyer is expected to begin work at FOCUS in mid May.

Thomas Massie, FOCUS's Chairman and Chief Executive Officer will remain very active in the leadership of the Company concentrating his efforts in product development, corporate



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initiatives,   and  strategic  alliances.   Mr.  Moyer,  Corporate  Finance  and
Administration, and Research and Development will report directly to Mr. Massie.

For More Information

Editors  seeking more  information  should contact Suzanne  Kimball:  voice/FAX:
(801) 567-1895, Internet: Suzkimball@aol.com. For sales information, contact FOCUS directly at (508) 371- 2000, 142 North Road, Sudbury, Massachusetts 01776,
FAX: (508) 371-8470, Internet: www.FOCUSinfo.com.

FOCUS Enhancements, Inc. is an industry leader in the development and marketing of advanced, proprietary video scan conversion products and networking products for the rapidly converging, multi-billion dollar computer and television industries. The Company's products, which are sold globally through Original Equipment Manufacturers (OEMs) and resellers, merge computer generated graphics and television displays for presentations, training, education, video teleconferencing, internet viewing and home gaming markets. In addition, the Company is developing a family of products that will enable the current installed base of televisions, VCRs, and camcorders to remain functional in upcoming HDTV environments.

Forward looking statements in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward looking statements involve risks and uncertainties, including, without limitations, continued acceptance of the Company products, increased levels of competition for the Company, new products and technological changes, the Company's dependence upon third-party suppliers, intellectual property rights and other risks detailed form time to time in the Company's periodic reports filed with the Securities and Exchange Commission.






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